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                            Startt Acquisition, Inc.
                        c/o Lawrence Ruben Company, Inc.
                         600 Madison Avenue, 20th Floor
                            New York, New York 10022


                 STARTT ACQUISITION, INC. EXTENDS TENDER OFFER
                   FOR COMMON STOCK OF STARRETT CORPORATION

         New York, New York -- November 21, 1997 -- Startt Acquisition, Inc. (the "Purchaser") today announced that it is extending to 12:00 midnight, New York City time, on December 5, 1997 its previously announced $12.25 per share cash tender offer for all outstanding shares of Starrett Corporation ("Starrett") (AMEX: SHO).

         According to the depositary for the tender offer, 6,052,722 shares, representing approximately 96.7% of the shares outstanding, had been tendered and not withdrawn pursuant to the tender offer as of the close of business yesterday. The previous expiration date for the tender offer was Thursday, November 20, 1997.

         The purpose of the extension is to provide additional time for Starrett and the Purchaser to satisfy the conditions to the consummation of the tender offer. The parties cannot predict at this time whether the conditions will be satisfied by December 5, 1997 or whether another extension will be necessary.

         The Purchaser, a New York corporation, is a wholly-owned subsidiary of Startt Acquisition, LLC, a Delaware limited liability company.